UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-9819

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060-9245

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)
Glen Allen, Virginia 23060-9245

Required Information

Items 1-3.  The Dynex Capital, Inc. 401(k) Plan (as restated effective October 3, 2016) (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan as of and for the fiscal year ended December 31, 2020, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4.  Pursuant to Sections 103 and 104 of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants.

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)

Statement of Plan Assets and Liabilities

	December 31, 2020	December 31, 2019
PLAN ASSETS
Mutual Funds	$8,851,181	$7,205,406
Corporate Stocks (Employer Stock)	1,058,353	855,907
Participant Loan Receivable	62,590	51,371
Total Plan Assets	9,972,124	8,112,684

PLAN LIABILITIES
Other Liabilities	—	—
Total Plan Liabilities	—	—

NET PLAN ASSETS	$9,972,124	$8,112,684

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)

Statement of Income and Expenses

Year Ended
December 31,
2020
INCOME
Contributions – Company Matching	$219,686
Contributions – Participant	314,217
Net Appreciation in Fair Value of Investments	1,180,716
Interest and Dividends	239,351
Interest on Participant Loans	3,391

Total Income	1,957,361

EXPENSES
Payments to Participants	73,869
Administrative Expenses	24,052

Total Expenses	97,921

NET INCOME	1,859,440

Net Plan Assets, Beginning of Year	8,112,684

Net Plan Assets, End of Year	$9,972,124

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Dynex Capital, Inc. 401(k) Plan (as restated effective October 3, 2016) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DYNEX CAPITAL, INC. 401(k) PLAN (as restated effective October 3, 2016)

Date: June 15, 2021	By:	/s/ Stephen J. Benedetti
Stephen J. Benedetti Executive Vice President, Chief Financial Officer & Chief Operating Officer Dynex Capital, Inc., Plan Administrator

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